VIA EDGAR

July 29, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sundial Growers Inc. (the “Company”)

Registration Statement on Form F-1 (File No. 333-232573)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. Eastern time on July 31, 2019, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 23, 2019, through the date hereof:

Preliminary Prospectus dated July 23, 2019:

Approximately 1,300 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

BMO NESBITT BURNS INC.

By:	/s/ Andrew Warkentin
Name: Andrew Warkentin
Title: Managing Director

RBC DOMINION SECURITIES INC.

By:	/s/ Matt Pittman
Name: Matt Pittman
Title: Managing Director

[Signature Page to Acceleration Request]